EXHIBIT 99.1

POET to Demonstrate Leading-Edge Optical Engines for AI Market at CIOE 2024

TORONTO and SHENZHEN, China, Sept. 05, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced that it will be showcasing live demonstrations of its leading-edge optical products at the 2024 China International Optoelectronic Expo (CIOE) from September 11-13.

POET is scheduled to feature products designed for the rapidly accelerating AI systems and hyperscale data center markets. They include:

  800G 2xFR4 OSFP module reference design with POET’s newly released 400G transmit engine and fully qualified 800G receive engine; and
  200G/lane transmit and receive optical engines for use in 800G and 1.6T optical modules.

Dr. Suresh Venkatesan, POET’s Chairman and CEO, and Dr. Mo Jinyu, Senior Vice President and General Manager for Asia, will lead a team of engineers and executives representing the Company at the exhibition. POET has already scheduled several customer and supplier meetings as the industry shows its eagerness for innovations such as the products built from the POET Optical Interposer™ platform technology.

“CIOE is an essential conference for POET. In previous years, our attendance has led to some of our most important customer relationships, and we expect this year’s event will open more doors for the Company. Customers appreciate the versatility of the Optical Interposer platform, the ease of engineering POET’s optical engines into modules and the resulting cost and performance advantages. There is also a growing recognition that POET’s approach to chip-scale integration may be indispensable to meeting the speed and bandwidth requirements of Artificial Intelligence (AI) applications in the AI server and hyperscale data center markets,” said Dr. Suresh Venkatesan, POET Chairman & Chief Executive Officer.

CIOE is the largest optoelectronics conference in the world and is expected to host 120,000 attendees from more than 30 countries. The 25th edition of the show will be held at the Shenzhen World Exhibition and Convention Center. POET will be stationed at Booth 11B59, a space it will share with Super Photonics (SPX), its joint venture based in Xiamen, China. SPX will showcase production-ready optical engines that are expected to be in the marketplace before the end of the year.

For a video interview with Raju Kankipati, POET Senior VP of Product Management and General Manager for North America, discussing more about CIOE 2024, visit the Company’s YouTube channel: https://youtu.be/tuu10gJbCNk.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products, including the successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the response from customers at industry exhibitions, the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Company’s product offerings, the response to its demonstrations at industry exhibitions, performance of its technology, the performance of key components, and ability of its customers to sell their products into the artificial intelligence and other markets. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075